CENTRAL FINANCIAL ACCEPTANCE CORPORATION
                            5480 EAST FERGUSON DRIVE
                           COMMERCE, CALIFORNIA 90022

                                February 10, 1998




VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:   Mr. David Sparks, Division of Corporation Finance
             Mail Stop 4-8


         RE: CENTRAL FINANCIAL ACCEPTANCE CORPORATION/CFAC CAPITAL I REGISTRATION STATEMENT ON FORM S-1
                  (FILE NOS. 333-37213 AND 333-37213-01)
                  REGISTRATION STATEMENT ON FORM 8-A
                  (FILE NOS. 000-23197 AND 000-23197-01)


Dear Mr. Sparks:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Central Financial Acceptance Corporation and CFAC Capital I (collectively, the "Co-Registrants") hereby apply for an order granting the immediate withdrawal of each of the above-referenced Registration Statements, together with all exhibits and amendments thereto. The Co-Registrants have determined not to proceed with the proposed offering described in their Registration Statement on Form S-1 (File Nos. 333-37213 and 333-37213-01) at this time due to volatile and adverse market conditions, and none of the trust preferred securities described therein were issued or sold.

                  If you have any questions regarding the foregoing withdrawal application, please call William T. Quicksilver or Albert Y. Park at Manatt, Phelps & Phillips, LLP, legal counsel to the Co-Registrants, at (310) 312-4000.

                                  Very truly yours,

                                  CENTRAL FINANCIAL ACCEPTANCE CORPORATION



                                  By:  /s/ Gary M. Cypres
                                       -------------------------------------
                                       Gary M. Cypres
                                       Chairman, Chief Executive Officer,
                                       President and Chief Financial Officer


                                  CFAC CAPITAL I



                                  By:  /s/ Gary M. Cypres
                                       ----------------------
                                       Gary M. Cypres
                                       Administrative Trustee